July 22, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549-7010
Attention:   Mr. Larry Spirgel, Assistant Director

Re:	Pandora Media, Inc.
Form 10-K for the transition period from February 1, 2013 to December 31, 2013
Filed February 14, 2014
File No. 001-35198

Dear Mr. Spirgel:

We are in receipt of your comment letter dated July 17, 2014 regarding the above-referenced filing (the “Comment Letter”) for Pandora Media, Inc. (the “Company”). We are currently reviewing the Comment Letter and respectfully request an extension of time in which to respond to the comments set forth therein. We are requesting such extension because the employees who are preparing the response are currently engaged in preparing for the release of the Company’s second quarter 2014 results and the filing of the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2014. We intend to submit our response to the Comment Letter to you on or before August 15, 2014.

If you have any additional questions or comments, please do not hesitate to contact the undersigned or our outside counsel Martin Wellington of Davis Polk & Wardwell LLP at (650) 752-2018.

Very truly yours, /s/ Michael S. Herring
Michael S. Herring Executive Vice President and Chief Financial Officer

cc:	Paul Fischer, Attorney-Advisor, Securities and Exchange Commission
Michael Henderson, Senior Staff Accountant, Securities and Exchange Commission
Terry French, Accountant Branch Chief, Securities and Exchange Commission
Brian McAndrews, Chief Executive Officer, President and Chairman, Pandora Media, Inc.
Jeremy Liegl, Senior Corporate Counsel, Pandora Media, Inc.
Martin A. Wellington, Davis Polk & Wardwell LLP